UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-36797

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Vessel Acquisition Agreement

StealthGas Inc. (the “Company”) has agreed to acquire two 40,000 cbm LPG carriers, the 2024-built Eco Enchanted and the 2023-built Eco Merlin, and two 11,000 cbm LPG carriers, the 2026-built Eco Nebula and the 2025-built Eco Texiana, for an aggregate purchase price of $254.6 million, from entities affiliated with members of the family of our Chief Executive Officer, President Chief Financial Officer, director and largest stockholder, Harry N. Vafias (the “Vessel Acquisition”). The vessels are expected to be delivered to the Company, on a charter-free basis, between May and September 2027, subject to the transaction closing conditions including stockholder approval.

The Vessel Acquisition was approved by a transaction committee comprised of the independent directors of the Company (the “Transaction Committee”). The Transaction Committee based the purchase price on the average of independent valuations of the vessels, and conditioned the acquisition on obtaining stockholder approval and satisfaction of other customary closing conditions.

The Company intends to pay for the Vessel Acquisition with cash on hand. As of June 30, 2026, the Company had cash and cash equivalents and short term investments of $168.3 million and as of the date of this report has cash and cash equivalents and short term investments of over $270 million. Under the terms of the vessel acquisition memorandum of agreement, the Company has the option to pay for the vessels one year after the date of the agreement, without interest.

The Vessel Acquisition would increase the Company’s LPG carrier fleet from 25 to 29 vessels and the aggregate capacity of such fleet by 102,000 cbm, or 35%, to 387,017 cbm, while reducing the average age of the fleet from 12.1 years to 10.8 years, including one LPG carrier in the water that is owned by a joint venture.

EXHIBIT INDEX

99.1 Memorandum of Agreement for the Eco Enchanted, the Eco Merlin, the Eco Nebula and the Eco Texiana.

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

Important Information and Where to Find It; No Solicitation

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, the Company intends to distribute a proxy statement and file it with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K, and may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement or any other document which the Company may file with the SEC. Investors and common stockholders of the Company are urged to read the proxy statement and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about the transaction and related matters. Investors will be able to obtain free copies of the proxy statement (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at www.stealthgas.com under the heading “Investor Relations-SEC Filings.”

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation in connection with the proposed transaction. Information regarding the Company’s directors and executive officers is available in “Part I. Item 6. Directors, Senior Management and Employees” of the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2026.

This communication is not intended to and does not constitute the solicitation of any vote or approval in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026

STEALTHGAS INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	Chief Executive Officer